

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

> **Re: Acquired Sales Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 10, 2020**
> **File No. 333-232985**

Dear Mr. Jacobs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

1. In response to prior comment 3, it does not appear that you have provided a comparison of the most recent interim period to the prior period. Please provide an interim period comparison. Refer to Item 303 of Regulation S-K.

Obligation to Pursue Hemp Processing System Deal, page 59

2. We note your response to prior comment 4 regarding your obligations to pursue various acquisitions or other arrangements pursuant the merger agreement to acquire Lifted Liquids. Please clarify whether the obligation to make a good faith effort to pursue

acquiring the two Wisconsin companies in Section 5.23 of your merger agreement, filed as Exhibit 10.56, is binding. Further, please clarify whether the two Wisconsin companies identified in Section 5.23 of the merger agreement are related or affiliated with Nicholas S. Warrender. If so, please disclose the relationship and revise Mr. Nicholas S. Warrender's management biography as appropriate.

Notes to the Condensed Consolidated Financial Statements
Note 1 - Description of the Business of Acquired Sales Corp., page 124

3. Please provide your disclosures required under ASC 805-10-50-2.h in a footnote.

Note 5 - The Company's Investments, page 148

4. We have reviewed your expanded disclosure in response to prior comment 11 and note that you perform an annual impairment assessment. Please tell us your consideration of the guidance in ASC 321-10-35-3, that at each reporting period, an entity that holds an equity security shall make a qualitative assessment of impairment.

General

5. Please update your registration statement to clarify that your common stock is now quoted on the OTCQX. Please also provide executive compensation disclosure and update your summary compensation table for the fiscal year ended December 31, 2020.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David S. Hunt